SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2007

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

New Petrobras technology boosts reservoir productivity

(Rio de Janeiro, October 16, 2007). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, announces that it has successfully completed the first 100 days of operation of the Submarine Centrifuge Pumping System (BCSS), installed at well JUB-6, in the Jubarte Field, in the Espírito Santo portion of the Campos Basin. The well, where production was anticipated to top out at 10,000 barrels per day, is now producing 24,000 barrels a day using the new system, a 140% increase.

The technology, developed by Petrobras together with its vendors, has great potential not only to increase producer field productivity, but to make commercial production viable in deepwater fields, particularly those containing heavy oil. In addition to its application in large accumulations to raise the oil recovery factor, the system can be used to make commercial production viable at smaller or marginal fields previously considered commercially unviable.

The system, part of the Heavy Oil Technological Program (Propes), is fundamentally important to maintain Brazilian oil self-sufficiency, since most of the Brazilian oil reserves hold heavy and extra-heavy oil, and the challenges involved in pumping this type of oil are very big.

The equipment went online in the first half of 2007 and will be followed-up on closely through the end of 2007 for the company to consolidate its mastery over the technology. The next BCSS is planned to be installed in a well in the Marlim Leste field, in the Campos Basin.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 16, 2007

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.